Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT OF TERMINATION OF AMERICAN DEPOSITARY SHARES PROGRAM

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 12 August 2022 in relation to the Company’s voluntary delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) and deregistration of such ADSs and underlying overseas listed shares of the Company (the “H Shares”) under the U.S. Securities Exchange Act of 1934, as amended.

The last day of trading of the Company’s ADSs on the NYSE was 1 September 2022 (U.S. Eastern time) and the delisting of the Company’s ADSs has taken effect on 2 September 2022 (U.S. Eastern time).

On 12 August 2022, the Company, as authorized by its board of directors, delivered a termination letter to Deutsche Bank Trust Company Americas (the “Depositary”), the depositary for the Company’s ADSs, for the termination of the ADS program of the Company (the “ADS Program”).

As of 1 September 2022, the number of outstanding ADSs was 24,408,073 ADSs, equals to 122,040,365 H Shares, and the number of H Shares underlying the outstanding ADSs represented approximately 1.64% of the Company’s total issued H Shares. On 31 August 2022 (U.S. Eastern time), the Depositary has given a notice to all holders of ADSs that the termination of the ADS Program will become effective on 11 November 2022 (U.S. Eastern time) (the “Termination Date”). The Company does not intend to seek a listing or registration on a national securities exchange in the U.S. or quotation of the H Shares in the U.S. after the termination of its ADS program and the deregistration of its ADSs and the underlying H Shares. H Shares of the Company will continue to be traded on The Stock Exchange of Hong Kong Limited.

Holders of ADSs will be able to surrender their ADSs to the Depositary for cancellation and to take delivery of the H Shares at any time prior to 11 May 2023, the expiry date of the six-month period following the Termination Date, with each ADS surrendered to be exchanged into 5 H Shares of the Company in accordance with the provisions of the Deposit Agreement entered into by and among the Company, the Depositary and the holders of ADSs and the terms and conditions of the ADSs. After 11 May 2023, the Depositary may sell the H Shares represented by the then outstanding ADSs and may thereafter hold the uninvested net proceeds of any such sale for the pro rata benefit of holders of ADSs not surrendered.

For more information regarding the termination of the ADS Program, please refer to the Frequently Asked Questions regarding Termination of the ADR Program of China Life Insurance Company Limited published by the Company on its website at http://e-95519.cn/7GVkb.

Commission File Number 001-31914

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 2 September 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie